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                             EvergreenBancorp, Inc.
                                    Suite 100
                                1111 Third Avenue
                            Seattle, Washington 98101



Via EDGAR

June 9, 2005


Joyce Sweeney
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 0408

Re:   EVERGREENBANCORP, INC.
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
      FILED: MARCH 29, 2005
      FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
      FILE NO. 000-32915

Dear Ms. Sweeney:

We have prepared the following response by EvergreenBancorp, Inc. (the "Company") to your May 19, 2005 comment letter. For convenience and ease of review, we have reprinted below the text of the two comments in your May 19, 2005 letter, followed by the Company's response.

Comment:

Form 10-K for the fiscal year ended December 31, 2004

Loans - page 22

1. In future Form 10-Ks please disclose the following regarding your loan portfolio:

      -     The type of loans in each category;

      -     Your underwriting policies associated with each type of loan; and

      -     A discussion of relative risks of loss related to each category.
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Joyce Sweeney, Accounting Branch Chief
United States Securities and Exchange Commission
Page 2 of 5


Response:

We will expand the disclosures to provide information in future Form 10-Ks regarding the type of loans in each category, underwriting policies associated with each type of loan, and a discussion of the relative risks of loss related to each category.

Comment:

Consolidated Financial Statements

Note 3 - Securities - page 41

2. We note your disclosure on page 42 that the unrealized losses on securities are due to increasing short-term interest rates and are considered temporary. Please supplementally provide us with a comprehensive analysis supporting your conclusion that your investment in AMF Adjustable Rate Mortgage Fund is not other than temporarily impaired as of December 31, 2004 and March 31, 2005. Please refer to SAB Topic 5M and address the following in your analysis:

      -     Duration of impairment;

      -     The current increasing trend in interest rates; and

      - Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value.

Response:

The Company's wholly-owned bank subsidiary, EvergreenBank (the "Bank") has held shares in the AMF Adjustable Rate Mortgage Fund (the "ARM Fund") since August 2001. The ARM Fund invests primarily in high quality adjustable rate mortgage investments and related instruments. Investors in the fund are predominately financial institutions, and ARM Fund investments are limited to low risk securities qualifying under banking regulations. The average target duration of assets comprising the fund is between six and twelve months.

The Bank's investment in the ARM Fund supports the Bank's overall asset-liability management strategy, which is generally designed to preserve relative stability of net interest income and net interest margin in the face of changing interest rates, provide for the preservation of capital and maintain liquidity.

SAB Topic 5M provides current guidance on making other-than-temporary impairment evaluations. It calls for an evidence-based evaluation when an investment declines below cost. It also includes a non-exclusive list of factors to be considered in such an evaluation and notes that the relative significance of such factors will vary from case to case.
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Joyce Sweeney, Accounting Branch Chief
United States Securities and Exchange Commission
Page 3 of 5


The length of time that market value has been less than cost (duration of impairment) and the extent to which market value has been less than cost (severity of impairment) are both considered in management's review of declines in the value of securities. The average cost basis of the Bank's shares in the ARM Fund was $9.94 at December 31, 2004 and $9.94 at March 31, 2005. The net asset value (NAV) of ARM Fund shares at December 31, 2004 and March 31, 2005 was $9.82 and $9.79, respectively. The percentage decline in market value compared to the cost basis of the Bank's ARM Fund holdings as of December 31, 2004 and March 31, 2005 was only 1.21 percent and 1.51 percent, respectively. In both cases, the decline in value is a small percentage of the total investment value and accordingly is considered as relatively minor in severity.

Looking at severity and duration of impairment, we consider not only the extent to which the ARM Fund's market value is less than the Bank's average cost but also the nature of events giving rise to the impairment. Since May of 2004, the Federal Reserve has raised short-term interest rates 200 basis points. We view the relatively modest decline in the ARM Fund to be driven by the recent interest rate environment and not by underlying credit risk or other factors. The fund was designed for regulated financial institutions and its investment strategies emphasize asset quality to qualify for the favorable risk capital ratings of primary bank regulators. No credit issues have been identified that cause management to believe the declines in the fund's market value are other than temporary.

The current increasing trend in interest rates continued in 2005 with another 25 basis point move in the federal funds target rate by the Federal Reserve in May 2005. Recent economic indicators and rate movements signal a leveling out or potential slowing of the pace of the trend. With respect to the ARM Fund investment, the historical performance of the fund shows that as interest rates slow their rate of ascent, are stable, or as rates decline, the fund recovers its value (that is, the degree of impairment reverses) through increases in its market net asset value.

History has shown that interest rates demonstrate a cyclical pattern over time. It is difficult to predict precisely when a rising interest rate environment will stabilize, or decline. However, generally stated, a mutual fund consisting of adjustable rate mortgages can be reasonably expected to recover value in a rising rate environment as the underlying adjustable rate mortgages reprice to the higher market rates. Additionally, a mutual fund consisting of adjustable rate mortgages generally would not require the decline in interest rates that a fund holding fixed-rate mortgages would need in order to recover value. Accordingly, the ARM Fund is expected to recover value following a decline due to a rising interest rate environment once rates stabilize and the underlying adjustable rate mortgages reprice to market.

The expectation that a more stable interest rate environment will follow within the reasonably foreseeable future and will allow the fund to recover market value is consistent with the ARM Fund's historical performance. Monthly NAV records over the
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Joyce Sweeney, Accounting Branch Chief
United States Securities and Exchange Commission
Page 4 of 5


last ten years reflect the fund's nature to reprice after increasing interest rates stabilize. Based on evidence regarding the general nature of adjustable rate mortgage mutual funds, the ARM Fund's history, and the indications that the fund's relatively modest decline in value has been the result of the interest rate environment, we currently anticipate that once the Federal Reserve stops raising interest rates the fund will recover market value within one year.

In making an estimate of the forecasted period of time sufficient to allow the Bank's holdings to recover to (or go beyond) the cost of its ARM Fund investment, we consider a number of facts and circumstances: (1) an increasing interest rate environment can be expected to result in a decline in the market value of a fund made up of interest-sensitive holdings; (2) the ARM Fund's holdings consist largely of adjustable rate mortgages generally containing re-pricing terms tied to 6-month and 1-year market indices such as the U.S. Treasury rates and LIBOR rates, which we would expect on average to allow re-pricing over a period no greater than one year following a stabilization in interest rates; (3) interest rates can be expected to stabilize and decline as history shows that interest rates follow a cyclical pattern; (4) interest rate cycles vary in duration and can last for several years, which can influence the duration of the ARM Fund's impairment; (5) interest rates have been increasing since May of 2004, and (6) current economic conditions suggest the current trend of rate increases is reaching its peak.

The Bank has both the ability and the intent to hold the investment for the foreseeable future, including an estimated period of time along the interest rate cycle sufficient to allow for anticipated recovery of fair value up to or beyond the Bank's cost of the investment. In the notes to EvergreenBancorp's consolidated financial statements in the Form 10-K for the period ending December 31, 2004, Note 3 (Securities) presents in tabular form quantitative information on the aggregate amount of unrealized losses and the aggregated related fair value of investments with unrealized losses, segregated into continuous unrealized loss positions that are less than 12 months, and those that are 12 months or longer in duration. The AMF Fund, included in the table along with other securities, accounts for the majority of the unrealized loss. The note also contains in narrative form general information reflecting the outcome of our other-than-temporary impairment analysis, with reference to the predominant cause of the unrealized losses, the severity and general duration of impairment, and the expectation that the lost value will be regained with stable or declining interest rates in keeping with the pattern of past economic cycles.

In connection with this response, EvergreenBancorp, Inc. acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing;
(2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) EvergreenBancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Joyce Sweeney, Accounting Branch Chief
United States Securities and Exchange Commission
Page 5 of 5


If you have any further questions, please do not hesitate to call me at 206-749-7350.

Sincerely,


/s/  William G. Filer II
------------------------------------

William G. Filer II
Sr. Vice President & Chief Financial Officer

cc:   Board of Directors, EvergreenBancorp, Inc.